Exhibit 99.1

PENN WEST CHANGES NAME TO OBSIDIAN ENERGY LTD. AND ANNOUNCES VOTING RESULTS FROM THE 2017 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, June 26, 2017 PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West” “or the Company”) is pleased to announce that our shareholders have approved our name change to Obsidian Energy Ltd., effective immediately. In conjunction with our name change, our stock symbol will be replaced with “OBE” on both the Toronto Stock Exchange and New York Stock Exchange, effective in the next 3 – 5 business days. No action is required by shareholders with respect to this change.

“We are pleased to recognize the last step in our transformation with a name change to Obsidian Energy. As we start a new chapter in our story, we will build on three principles: disciplined technical and commercial decision-making to build and protect enterprise value, relentless pursuit of progress and innovation, and accountable and transparent efforts with our shareholders, our partners and the communities in which we operate. Obsidian Energy is well positioned with the right assets, a healthy balance sheet and a prudent hedging strategy that will allow the Company to set a standard for performance even in lower price environments”, commented David French, President and Chief Executive Officer.

In addition to the name change, shareholders approved all resolutions outlined in the Notice of 2017 Annual and Special Meeting and Management Proxy Circular dated April 30, 2017 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company website at www.pennwest.com which will in due course become www.obsidianenergy.com. See below for further details.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee
	Votes For	Percent	Votes Withheld	Percent
George H. Brookman	171,547,614	95.44%	8,195,244	4.56%
John Brydson	172,677,487	96.07%	7,065,371	3.93%
Raymond D. Crossley	173,814,934	96.70%	5,927,924	3.30%
David L. French	172,488,980	95.96%	7,253,878	4.04%
William A. Friley	171,035,516	95.16%	8,707,342	4.84%
Richard L. George	169,110,161	94.08%	10,632,697	5.92%
Maureen Cormier Jackson	170,927,882	95.10%	8,814,976	4.90%
Jay W. Thornton	171,195,207	95.24%	8,547,651	4.76%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
168,359,816	93.66%	11,394,787	6.34%

4.	Approval of Amendment to Restricted Share Unit Plan

By resolution passed by ballot vote, the amendment to the restricted share unit plan to become the restricted and performance share unit plan was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
169,112,614	94.08%	10,641,886	5.92%

5.	Approval of Name Change to Obsidian Energy Ltd.

By resolution passed by ballot vote, a special resolution was approved to the amendment to the articles of Penn West to chance the name to Obsidian Energy Ltd. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
278,070,022	92.91%	21,220,502	7.09%

6.	Approval of Reduction of Share Capital for Accounting Purposes

By resolution passed by ballot vote, the reduction of Penn West’s share capital for accounting purposes was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
173,395,303	96.46%	6,359,201	3.54%

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will build on three principles: disciplined technical and commercial decision-making to build and protect enterprise value, relentless pursuit of progress and innovation, and accountable and transparent efforts with our shareholders, our partners and the communities that we operate; that we are well positioned with the right assets, a healthy balance sheet and a prudent hedging strategy that will allow the Company to set a standard for performance even in lower price environments.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: that we do not dispose of any material producing properties; our ability to execute our long-term plan and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets based in Western Canada. Obsidian Energy is a company based on discipline, relentless passion for the work we do, and resolute accountability to our shareholders, our partners and the communities in which we operate.

For further information, please contact:

OBSIDIAN ENERGY Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.obsidianenergy.com

Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@obsidianenergy.com